Matthew J. Foehr Vice President and Comptroller	Chevron Corporation Comptroller’s Department 6001 Bollinger Canyon Road San Ramon, CA 94583 Tel 925 842 3232Fax 925 842 2280

August 6, 2013

BY ELECTRONIC TRANSMISSION	[***] Confidential Treatment Requested
by Chevron Corporation 001-00368
Mr. Brad Skinner	pursuant to 17.C.F.R. § 200.83
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.
Re: Chevron Corporation
Form 10-K for Fiscal Year ended December 31, 2012 Filed February 22, 2013
File No. 001-00368
Dear Mr. Skinner,

In your letter dated July 24, 2013, you provided comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on the Chevron Corporation (“Chevron” or “the company”) 2012 Form 10-K. These comments and the company’s responses are set forth below. If you wish to discuss or have any questions related to the information herein, please contact Mr. Al Ziarnik, Assistant Comptroller, by telephone at (925) 842-5031, or by e-mail at apzi@chevron.com.

Chevron requests confidential treatment of the highlighted portions of this letter in accordance with 17 C.F.R. section 200.83.
Form 10-K for the Fiscal Year ended December 31, 2012
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page FS-2
Upstream, page FS-2
Comment 1
The discussion of the oil seeps at the Frade Field indicates, in part, that your ultimate exposure related to the incident could be significant to net income in any one period. In view of this, please explain to us, in reasonable detail, how you have considered the disclosure requirements of FASB ASC Section 450-20-50.

Mr. Brad Skinner	[***] Confidential Treatment Requested
Securities and Exchange Commission	by Chevron Corporation 001-00368
August 6, 2013	pursuant to 17.C.F.R. § 200.83
Page 2
Response:
The company has reviewed and considered the requirements of ASC Section 450-20-50 on an ongoing basis in relation to the disclosure of a loss contingency for the events arising out of the November 2011 and March 2012 seeps in the deepwater Frade field offshore Brazil, including civil actions that asserted damages against the company’s Brazilian subsidiaries.
In accordance with ASC 450-20-50, the company recognized an immaterial loss provision for fines and penalties with various government agencies in the fourth quarter of 2011. Subsequent immaterial loss provisions related to fines and penalties were recognized and paid in 2012. The total of all loss provisions for fines and penalties did not have a material impact to the financial results of the company.
The company has not recognized a loss provision for the civil actions due to the following:

•	There were no damages reported as a result of the incident, and no evidence of any coastal or wildlife impacts were found.

•	The civil actions are not mature enough to conclude there is either a probable or reasonably possible chance that an actual enforceable liability would arise from the incident.

Therefore, the company determined at the time of the filing of the 2012 Form 10-K that the facts and circumstances related to the civil actions did not rise to the level of disclosure in the Notes to Consolidated Financial Statements.
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Liquidity and Capital Resources, page FS-11
Capital and Exploratory Expenditures, page FS-12
Comment 2
We note that actual and estimated capital and exploratory expenditures for 2012 and 2013 were higher than corresponding amounts for 2011 and, more significantly, 2010. Please expand your MD&A to explain the reasons for these increases. Additionally, to the extent that there are known trends with respect to these expenditures that have had or you reasonably expect will have a material impact on liquidity of capital resources, discuss whether and the extent to which these trends will continue and the impact if they do. See Item 303 of Regulation S-K.
Response:
The company’s capital and exploratory (C&E) investment program includes a substantial inventory of large projects that have long lead times and large capital commitments. In addition, the company may evaluate and enter into opportunistic acquisitions or mergers to complement (see 2012 Form 10-K page FS-2) ongoing operations. External factors such as inflation, volatility of foreign currencies, changes in commodity prices, and cost of materials and services may impact the cost of projects (see 2012 Form 10-K page FS-3). The company’s financial position, ability to raise debt and ability to pace investments

Mr. Brad Skinner	[***] Confidential Treatment Requested
Securities and Exchange Commission	by Chevron Corporation 001-00368
August 6, 2013	pursuant to 17.C.F.R. § 200.83
Page 3
allow it to enter into these projects without a significant impact to liquidity, cash flows or ability to meet fixed commitments. The company continually monitors market conditions and has the flexibility to increase debt or modify capital spending to react to adverse (or favorable) market conditions. The company has not identified trends that management expects would materially weaken our liquidity position.
The company’s practice is to explain its C&E expenditures through identification of significant projects, their estimated total cost and the company’s net ownership share of such projects in the Form 10-K under Item 1. Business. For example, in 2009 the company first disclosed that the 47.3% owned Gorgon LNG project in Australia was moving forward with a first phase total cost estimate of $37 billion and first production in 2014. Subsequent disclosures were made on the project each year, leading to the 2012 disclosure that incorporated a new cost estimate of $52 billion. The company disclosed total cost estimates for twelve projects, each $5 billion or greater in estimated project-life costs, in the 2012 Form 10-K. The company also discloses in the Management Discussion and Analysis – Liquidity – Capital and Exploratory Expenditures discussion, the effect of opportunistic acquisitions such as the Kitimat LNG project in Canada, which was disclosed in the first quarter 2013 Form 10-Q. The company also includes budget estimates for the following year in the Form 10-K liquidity discussion, in part to provide trend information regarding the company’s anticipated liquidity needs.
In addition, the company’s debt and current ratios continued to remain strong as disclosed in first quarter 2013 Form 10-Q and 2012 Form 10-K filings. These same ratios also compare very favorably to our primary competitors.
Based on the above, the company believes the 2012 Form 10-K filing fulfills the disclosure requirements of Items 303(A) (1) and (2) of Regulation S-K. The company recognizes the need to discuss specific events or trends in liquidity that may need further clarification. For example, in our second quarter Form 10-Q filing, the company will expand portions of the Liquidity disclosure around cash and debt in light of the $6 billion bond issuance that occurred since the last periodic report.
Financial Statements
Note 24: Other Financial Information, page FS-58
Comment 3
Disclosure under this section describes gains of approximately $2.8 billion included in earnings in 2012 and related to the sale of nonstrategic properties. Separately, disclosure under your MD&A, page FS-9, indicates that gains from asset sales during 2012 totaled approximately $4.2 billion. Please send us, as supplemental information, a schedule that reconciles these amounts.
Response:
The $4.2 billion in net gains from asset sales disclosed in the Consolidated Statement of Income – Other income on page FS-9 is on a before-tax basis. The $2.8 billion of net gains in Note 24 on page FS-58 is on an after-tax basis. More information regarding the transactions can be found in our response to comment number four.

Mr. Brad Skinner	[***] Confidential Treatment Requested
Securities and Exchange Commission	by Chevron Corporation 001-00368
August 6, 2013	pursuant to 17.C.F.R. § 200.83
Page 4

Comment 4
For each transaction that contributed materially to the $4.2 billion gain from asset sales during 2012, please provide the following information:

•	A reasonably detailed description of the nature and terms of the transaction, including the nature and value of all consideration given up and received;

•	An explanation of how the value of the consideration given up and received was determined;

•	The amount of gain recognized, and how the amount of gain was determined. Include a discussion of the specific authoritative literature you relied on in determining the amount of gain, and;

•	Whether the gains were reported in your U.S. or International Upstream or Downstream operations.

Response:
During 2012, the company’s $4.2 billion before-tax and $2.8 billion after-tax gains from the sales of assets and investments were primarily comprised of four transactions. The total of these transactions resulted in a before-tax gain of approximately $3.3 billion and $2.3 billion after-tax. These transactions make up approximately 80% of the before-tax and after-tax gains. Details of the four transactions are noted below.
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Mr. Brad Skinner	[***] Confidential Treatment Requested
Securities and Exchange Commission	by Chevron Corporation 001-00368
August 6, 2013	pursuant to 17.C.F.R. § 200.83
Page 5

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Supplemental Information on Oil and Gas Producing Activities, page FS-62
Proved Undeveloped Reserve Quantities, page FS-69
Comment 5
Item 1203(b) of Regulation S-K requests that registrants “Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.” It appears that you have disclosed only the PUD volumes that you converted to proved developed status. Please expand your disclosure to present PUD reserve changes due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery.
Response:
The company believes it has complied with item 1203(b) requirements concerning the disclosure of material changes in proved undeveloped reserves that occurred during the year. On page FS-68, we disclose the ending PUD volumes for the current year and prior years. In addition to providing the PUD volumes that have been converted to proved developed during the year, on pages FS-71 through FS-73 we explain the material changes in proved reserves during the year, which include the changes in PUD reserve volumes.
For example, on page FS-71, we noted in the Extensions and Discoveries category that an increase of 101 million barrels was primarily due to the initial booking of the Hebron project in Canada. On page 12 of the Form 10-K, we noted that first production for Hebron was expected in 2017. Since production had not yet commenced, the proved reserves would not yet be considered as developed. Additionally, on page FS-73, we noted that the Gorgon project was primarily responsible for the 358 BCF increase in Revisions and the 747 BCF increase in Extensions and Discoveries in Australia. On page 20 of the 10-K, we noted that production from Gorgon was not expected to commence until late 2014. The proved reserves could only be considered to be PUDs since production had not yet commenced.

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Mr. Brad Skinner	[***] Confidential Treatment Requested
Securities and Exchange Commission	by Chevron Corporation 001-00368
August 6, 2013	pursuant to 17.C.F.R. § 200.83
Page 6

As also requested in your letter dated July 24, 2013, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of all disclosures in its filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States of America.

Very truly yours,
/s/ Matthew J. Foehr
Cc: Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)